Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the Company’s financial condition and results of operations in conjunction with the Company’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - 3.D. Risk Factors” or in other parts of the annual report on Form 20-F for the fiscal year ended December 31, 2025, of the Company filed on April 16, 2026.

Overview

Incorporated as an exempted company with limited liability in the Cayman Islands on October 15, 2024, we operate as a holding company with no material operations. Since 2023, we have been identifying market opportunities and offering consulting services through Starchain to a growing network of clients. Starting in 2024, we began offering asset management services through HF CM, HF IAM and HF Fund SPC. In November 2025, we initiated a new development within our asset management business to explore the real-world assets (“RWA”) tokenization, specifically, the tokenization of interests in its fund-of-funds (“FoF”) portfolios. In light of evolving market conditions, as of the date of this report, the management has decided to defer the launch of the proof-of-concept that had been planned for the second quarter of 2026. We will continue to monitor market developments and will reassess the timing of any future launch as conditions warrant. As of the date of this report, all our business activities are conducted through our direct and indirect wholly owned subsidiaries. We have two main business lines: (i) corporate management consulting services and (ii) asset management services.

Corporate Management Consulting Services

Through one of our wholly owned subsidiaries in Hong Kong, Starchain, we provide corporate management consulting services in exchange for service fees, primarily serving clients listed on the Hong Kong Stock Exchange and U.S. stock exchanges. Our largest client for the six months ended June 30, 2025, is a related party of the Company, HF Holdings, which is the largest shareholder of the Company. The largest client for the six months ended June 30, 2026 is a private company.

Starchain specializes in delivering structured and tailored consulting solutions to meet the unique needs of our clients. Specifically, these services include:

(i)	Management consulting — providing strategic insights and recommendations to drive business growth, delivering performance management reports, advising on key performance indicators (KPIs) and how to measure and optimize performance effectively; and

(ii)	Regulatory compliance and governance consulting — providing comprehensive regulatory and compliance consulting services, assisting to mitigate compliance risks and adopt best practices for corporate governance, ensuring compliance during company setup and maintaining statutory records to uphold proper corporate governance.

Asset Management Services

Through our wholly owned subsidiaries in Cayman Islands, British Virgin Islands and Hong Kong, HF Fund SPC, HF CM, and HF IAM, we provide asset management services, including fund subscription and fund management services, and receive subscription fees and management fees accordingly. HF CM handles the process of client’s subscription to HF Fund SPC, distributing fund offering documents, processing subscription applications, and conducting KYC (Know Your Customer) and AML (Anti-Money Laundering) checks. In addition, HF CM provides fund management services to HF Fund SPC, including portfolio management, compliance with investment mandates, and executing investment decisions.

HF CM previously acted as the fund manager of the Global Innovation SP portfolio under HF Fund SPC, while HF IAM served as the investment advisor to this portfolio. While it was active, the Global Innovation SP portfolio primarily invests in public equities of global technology companies that demonstrate unique innovation and high growth potential in the RWA and blockchain sectors, the portfolio was terminated on October 31, 2025. HF Fund SPC’s investors mainly consisted of high-net-worth individuals and private companies qualified as professional investors in Hong Kong.

In November 2025, we initiated a new development within our asset management business to explore the RWA tokenization, specifically, the tokenization of interests in its FoF portfolios. The RWA tokenization initiative remains at an early stage of development. We are in the process of establishing the SPV and has engaged legal advisors to structure it in compliance with applicable regulations. The working group plans to launch a proof-of-concept by the second quarter of 2026, which is a preliminary pilot designed to validate the operational workflow and assess the feasibility of offering tokenized fund interests through regulated digital platforms. In light of evolving market conditions, the management has decided to defer the launch of the proof-of-concept for now. The Company will continue to monitor market developments and will reassess the timing of any future launch as conditions warrant.

For the six months ended June 30, 2026 and 2025, our total revenue was approximately US$362,511 and US$1,327,707, respectively. Of this, revenue from corporate management consulting services accounted for approximately US$362,511 in 2026 and US$1,076,041 in 2025, or approximately 100.0% and 81.0%, respectively. Revenue from asset management services contributed approximately US$0 in 2026,  compared to $251,666, or approximately 19.0% in 2025.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact our ability to capitalize on the growth of our total addressable market, including overall economic growth in Hong Kong and globally, technological advancement, geopolitical relations, regulatory oversight and competitive landscape within our industry. Changes in any of these general factors could affect our business and results of operations.

In light of the current stage of our development, particularly our business expansion efforts, we believe our future financial position and operational results depend to a significant extent on (i) market conditions in the capital and financial markets in Hong Kong, (ii) regulatory environment, including rules and regulatory requirements imposed by relevant regulatory authorities and government agencies in Hong Kong, (iii) customer growth and retention, specifically our ability to develop a new client network and maintain existing relationships, (iv) industry competition within the corporate management consulting and asset management sectors in Hong Kong, and (v) our ability to manage our staff costs and expenses, as elaborated below:

Market conditions in the capital and financial markets in Hong Kong

A majority of our business operations were carried out in Hong Kong. Our results of operations and prospects are highly susceptible to any development of change in government policies, as well as economic, social, political and legal development in Hong Kong. Events with adverse impacts on investors’ confidence and risk appetites, such as riots or mass civil disobedience movements and general deterioration of the local economy, may lead to a reduction in investment or trading activities and in turn our business performance. Any change in the Hong Kong local economic, social and political environment, all of which are beyond our control, may lead to a prolonged period of sluggish market activities which would in turn have material adverse impact on our business.

The capital market and the economic conditions in general of Hong Kong are highly sensitive to conditions of the capital markets, political, social and economic conditions in mainland China and globally. When there are unfavorable changes to the global or local market conditions, the capital market and the economy in Hong Kong may experience negative fluctuations in its performance. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in the capital market as a whole and have a negative impact on our business as a whole, the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom, which in turn may have a material adverse effect on our financial condition and operational results.

Regulatory environment, including rules and regulatory requirements imposed by relevant regulatory authorities and government agencies in Hong Kong

The asset management services industry in which our subsidiaries operate is subject to stringent regulation and oversight by various regulatory authorities across different jurisdictions. Many aspects of asset management require obtaining and maintaining approvals, licenses, permits or qualifications from the relevant regulatory bodies. Serious violations of regulatory requirements may lead to investigations and regulatory actions, potentially resulting in penalties, such as reprimands, fines, business restrictions or prohibitions. In severe cases, non-compliance could lead to the suspension or revocation of our licenses, limiting the scope of business we are authorized to conduct. In addition, the relevant regulatory authorities may impose additional regulatory approvals, licenses, permits or qualifications in the future. To date, neither we nor our subsidiaries have been found in material breach of any regulatory requirements. However, any adverse regulatory finding or enforcement action could impact our ability to conduct our business, damage our reputation, and, in turn, have a material adverse effect on our business, financial condition, results of operations, and future prospects.

Our subsidiary, HF IAM, is an entity with Type 4 (advising on securities) and Type 9 (asset management) licenses issued by the SFC and is subject to a number of regulatory requirements under the Hong Kong Securities and Futures Ordinance (SFO) and its subsidiary legislations. It must also comply with codes and guidelines issued by the SFC from time to time, which include maintaining fit and proper personnel at all times, meeting minimum liquidity and paid-up capital requirements, fulfilling notification obligations, submitting audited accounts, filing financial resources returns and annual returns, and ensuring continuous professional training. If HF IAM fails to meet the regulatory capital requirements in Hong Kong, the local regulator may impose penalties or restrict our scope of business, which in turn may have a material adverse effect on our financial condition and results of operations. In addition, the relevant capital requirements may change over time or be subject to different interpretations by the relevant government authorities — factors that are beyond our control. Any increase in, or more stringent enforcement or interpretation of, these capital requirements could adversely affect our business operations.

Customer growth and retention, specifically our ability to develop a new client network and maintain existing relationships

Our corporate management consulting services revenue primarily depends on a limited number of clients. The number of clients we serve is affected by market demands, our brand and reputation, the size of our target client base, our sales channels and client acquisition capabilities, the differentiation and fit of the services provided, the price of our services, referrals from our channels and partners, client retention and referrals, and other factors. Fluctuations in our client base may affect our financial performance and there is no assurance that we will be able to maintain or strengthen our relationships with our clients, as clients may choose to terminate their engagement with us at any time. Similarly, our asset management services are negotiated on a project-by-project basis, leading to potential revenue fluctuations. There is no assurance that clients who have previously engaged our services will do so in the future. As a result, our future financial results may vary depending on our ability to secure new business.

Industry competition within the corporate management consulting and asset management sectors in Hong Kong

There are a large number of existing market participants in the corporate management consulting and asset management industry in Hong Kong that provide services similar to those provided by us. Our larger competitors may have advantages over us, such as stronger brand recognition and reputation, a broader range of value-added services, stronger human and financial resources, a longer operating history, and a wider geographic presence. Additionally, we face competition from local small and medium-sized financial service providers offering comparable services. New players can also enter the market if they employ appropriately qualified professionals and obtain the necessary regulatory licenses and permits. Given the high level of competition, there can be no assurance that we will be able to maintain a competitive advantage in an evolving business environment. In addition, intense competition creates pricing pressure in the markets we serve, potentially forcing us to lower our service fees or commission rates to remain competitive. This could significantly impact our gross margins, particularly during periods of market downturn, which in turn could have a material adverse effect on our market share, financial condition and results of operations.

Climate-related risk

The Company has assessed the potential impacts of climate-related risks and opportunities on its operations, financial condition, and results of operations. As the Company primarily provides corporate management consulting and asset management services, its business activities and those of its serviced customers are not materially affected by climate-related matters. The Company does not operate in industries with significant exposure to physical or transitional risks associated with climate change, and therefore, management has determined that climate-related issues do not have a material effect on the Company’s strategy, business model, or financial performance at this time.

Our ability to manage our staff costs and expenses

Our employee costs are the largest expense we incur in the operation of our business, and our ability to manage these costs directly affects our results of operations. For the six months ended June 30, 2026 and 2025, our employee costs were approximately US$659,799 and US$464,264, respectively, accounting for 48.7%   and 54.8% of total operating expenses. For the six months ended June 30, 2026, the Company’s labor cost per headcount was approximately $47,000, representing an increase of about 42.4% compared to approximately $33,000   in the prior year. This increase was due to the hiring of new expertise and salary adjustment after our successful listing on the Nasdaq Capital Market. These costs consist primarily of salaries, bonuses, and contributions to the mandatory provident fund. Unless we can manage these costs effectively, our financial condition and results of operations may be adversely affected.

Operating Results

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The results of operations in any period are not necessarily indicative of our future trends.

Comparison of Six Months Ended June 30, 2026 and 2025

	For the Six Months Ended June 30,		Variance
	2026	2025	Amount	%
	(unaudited)	(unaudited)
Revenue:
Management consulting services	$362,511	$746,683	(384,172)	(51.5)%
Management consulting services-related parties	—	329,358	(329,358)	(100.0)%
Fund management revenue	—	251,666	(251,666)	(100.0)%
Total revenues	362,511	1,327,707	(965,196)	(72.7)%
Operating expenses:
Staff costs and employee benefits	$(659,799)	$(464,264)	(195,535)	42.1%
Rental and office expenses	(91,577)	(110,155)	18,578	(16.9)%
Professional fees	(489,584)	(259,373)	(230,211)	88.8%
Research and development expenses	(56,865)	—	(56,865)	100.0%
Depreciation	(4,109)	(3,975)	(134)	3.4%
Other administrative expenses	(54,194)	(10,152)	(44,042)	433.8%
Total operating expenses	(1,356,128)	(847,919)	(508,209)	59.9%
(Loss) income from operations	$(993,617)	$479,788	(1,473,405)	(307.1)%
Other income (expense):
Interest income	18	4,634	(4,616)	(99.6)%
Loan interest income	329,755	—	329,755	100.0%
Other income (expenses)	40,897	(21,272)	62,169	(292.3)%
Total other income (expenses), net	$370,670	$(16,638)	387,308	(2,327.9)%
(Loss) income before income taxes	(622,947)	463,150	(1,086,097)	(234.5)%
Income tax benefits (expenses)	69,914	(99,626)	169,540	(170.2)%
Net (loss) income	$(553,033)	$363,524	(916,557)	(252.1)%
Weighted average number of ordinary shares outstanding
– basic and diluted – Class A and Class B ordinary shares	7,584,334	5,290,000	2,294,334	43.4%
Basic and diluted – Class A and Class B ordinary shares	$(0.07)	$0.07	(0.14)	(194.3)%

Revenues

We generate revenue primarily through providing corporate management consulting services and asset management services. Total revenues decreased by US$965,196 or 72.7%, from US$1,327,707 for the six months ended June 30, 2025, to US$362,511   for the six months ended June 30, 2026. The following table sets forth a breakdown of our revenues:

	For the Six Months Ended June 30,				Variance
	2026		2025		US$	%
	US$	%	US$	%
	(unaudited)		(unaudited)
Corporate management consulting services:
Management consulting services	$362,511	100.0	$746,683	69.4	(384,172)	(51.5)%
Management consulting services-related parties	—	—	329,358	30.6	(329,358)	(100)%
Total	362,511	100.0	1,076,041	100.0	(713,530)	(66.3)%
Asset management services:
Fund management revenue	—	—	251,666	100.0	(251,666)	(100.0)%
Total	$362,511	100.0	$1,327,707	100.0	(965,196)	(72.7)%

Corporate management consulting services

Through one of our wholly owned subsidiaries in Hong Kong, Starchain, we provide corporate management consulting services in exchange for service fees, primarily serving clients listed on the Hong Kong Stock Exchange and U.S. stock exchanges. Starchain specializes in delivering structured and tailored consulting solutions to meet the unique needs of our clients. Specifically, these services include:

(i)	Management consulting — providing strategic insights and recommendations to drive business growth, delivering performance management reports, advising on key performance indicators (KPIs) and how to measure and optimize performance effectively; and

(ii)	Regulatory compliance and governance consulting — providing comprehensive regulatory and compliance consulting services, assisting to mitigate compliance risks and adopt best practices for corporate governance, ensuring compliance during company setup and maintaining statutory records to uphold proper corporate governance.

Total revenue from corporate management consulting services decreased by approximately US713,530 or 66.3%, from US$1,076,041 for the six months ended June 30, 2025, to US$362,511 for the same period in 2026. The decrease was primarily due to the Company’s shift in its strategic focus, which resulted in a reduction in business development and marketing activities for its existing operations and a reallocation of resources toward the development of its RWA initiatives. Consulting services provided to related parties decreased to nil as a result of changes in the related parties’ business focus, which eliminated their need for such consulting services.

Asset management services

Through our wholly owned subsidiaries, HF Fund SPC, HF CM and HF IAM, we provide asset management services including fund subscription and fund management services, and receive subscription fees and management fees accordingly. HF CM handles the process of client’s subscription to HF Fund SPC, distributing fund offering documents, processing subscription applications, and conducting KYC (Know Your Customer) and AML (Anti-Money Laundering) checks. In addition, HF CM provides fund management services to HF Fund SPC, including portfolio management, compliance with investment mandates, and executing investment decisions.

HF CM previously acted as the fund manager of the Global Innovation SP portfolio under HF Fund SPC, while HF IAM served as the investment advisor to this portfolio. While it was active, the Global Innovation SP portfolio primarily invested in public equities of global technology companies that demonstrate unique innovation and high growth potential in the RWA and blockchain sectors. The portfolio was terminated on October 31, 2025 following investors’ requests to redeem their interests in the fund. HF Fund SPC’s investors mainly consisted of high-net-worth individuals and private companies qualified as professional investors in Hong Kong. Total asset management revenue decreased by approximately US$251,666 from US$251,666 for the six months ended June 30, 2025 to nil for the same period in 2026. The decrease was due to the termination of current fund portfolio in September 2025.

Operating Expenses

	For the Six Months Ended June 30,				Variance
	2026		2025		US$	%
	US$	%	US$	%
	(unaudited)		(unaudited)
Staff costs and employee benefits	$(659,799)	48.7	(464,264)	54.8	(195,535)	42.1%
Rental and office expenses	(91,577)	6.7	(110,155)	13.0	18,578	(16.9)%
Professional fees	(489,584)	36.1	(259,373)	30.6	(230,211)	88.8%
Research and development expenses	(56,865)	4.2	—	—	(56,865)	100.0%
Depreciation	(4,109)	0.3	(3,975)	0.5	(134)	3.4%
Other administrative expenses	(54,194)	4.0	(10,152)	1.2	(44,042)	433.8%
Total	$(1,356,128)	100.0	(847,919)	100.0	(508,209)	59.9%

Our operating expenses primarily consist of staff costs and employee benefits, rental and office expenses, professional fees, depreciation, and other expenses. Our total operating expenses increased by approximately US$508,209, or 59.9%, from approximately US$847,919 for the six months ended June 30, 2025, to approximately US$1,356,128 for the six months ended June 30, 2026. This increase was mainly due to the increase in research and development expenses relating to the share issuance to a consultant for the professional services for the six months ended June 30, 2026.

Our staff costs and employee benefits increased by approximately US$195,535, or 42.1% from approximately US$464,264 for the six months ended June 30, 2025, to US$659,799 for the six months ended June 30, 2026. The increase was mainly due to the onboarding of board members in the fourth quarter of 2025 in connection with the Company listing.

Our rental and office expenses decreased by approximately US$18,578, or 16.9% from approximately US$110,155 for the six months ended June 30, 2025, to approximately US$91,577 for the six months ended June 30, 2026. The decrease in rental expenses was primarily attributable to the end of leasing of one of the Hong Kong office of HFIAM. Currently, HFIAM and Starchain share an office space in Hong Kong.

Our professional fees increased by approximately US$230,211, or 88.8% from approximately US$259,373 for the six months ended June 30, 2025, to approximately US$489,584 for the six months ended June 30, 2026. This increase was primarily due to the professional expenses to lawyers, SEC and transfer agents in relation to public filings, shareholders’ meeting, share issuance and ordinary shares to consultants.

Our research and development expense in 2026 represented the share issuance to a consultant for providing services to the Company in 2026 for US$845,780, subtracting the reversal of issuance of restricted share unit of US$788,915 in previous year, which both the Company and consultants agreed to discontinue the provision of consultancy services due to the shift of Company’s development focus.

Depreciation increased by approximately US$134, or 3.4% from approximately US$3,975 for the six months ended June 30, 2025 to approximately US$4,109 for the six months ended June 30, 2026, mainly due to exchange difference.

Other administrative expenses increased by approximately US$44,042 in 2026 compared to 2025. This increase was primarily due to the registration fees, traveling and other related fees incurred for business development.

Other income (expenses), net

Our other income mainly represented interest income, loan interest income and other expenses and income. Our other income, net increased by approximately US$387,308, or 2,327.9%, from other expenses, net of approximately US$16,638 for the six months ended June 30, 2025 to other income, net of approximately US$370,670 for the six months ended June 30, 2026, which was primarily due to the gain of interest income of US$329,755 from lending idle fund to third party in the first half year of 2026, which the entire lending was settled by the end of June 2026.

Income tax

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which we and our subsidiaries operate.

Cayman Islands

Hang Feng and HF Fund were incorporated in the Cayman Islands and are not subject to taxation. In addition, upon payments of dividends by these entities to their shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, we are not subject to tax on income or capital gains. However, the income of HF CM, a wholly owned subsidiary of us that was established in BVI, may be recognized by the Hong Kong Inland Revenue Department as being subject to income tax, because its operations and management are located in Hong Kong. We accrued this portion of income taxes based on taxable income in an amount of US$4,852 for the six months ended on June 30, 2026.

Hong Kong

Under the Inland Revenue (Amendment) (No. 3) Ordinance 2018, a two-tier profits tax rate system is introduced with effect from the year of assessment 2018/19. The profits tax rate for the first HK$2,000,000 (approximately US$256,000) of a corporation’s assessable profits will be reduced to 8.25%, while assessable profits in excess of HK$2,000,000 (approximately US$256,000) will continue to be taxed at a rate of 16.5%.

Our income tax benefit (expense) decreased by approximately US$169,540, or 170.2% in 2026 as compared to 2025. The decrease was primarily due to the fact that HF CM, HF IAM and Starchain recognized an income tax benefit of US$69,914 for the six months ended June 30, 2026 due to a loss.

Net (loss) income

Our net (loss) income decreased by approximately US$916,557, or 252.1% from a net income of approximately US$363,524 for the six months ended June 30, 2025 to net loss of approximately US$553,033 for the six months ended June 30, 2026, which was mainly due to the reasons discussed above.

Liquidity and Capital Resources

The following table sets forth our current assets and current liabilities as of the dates indicated:

	June 30,	December 31,
	2026	2025
	US$	US$
	(unaudited)
Current assets
Cash	6,606,369	7,420,426
Accounts receivable, net	99,908	32,411
Other receivables and prepaid expenses	294,772	108,215
Amount due from related party	—	79,946
Total current assets	7,001,049	7,640,998

Current liabilities
Account payable	—	44,771
Deferred revenue	—	6,802
Other payables and accrued liabilities	13,234	11,007
Lease liabilities – current	89,414	80,412
Taxes payable	88,098	88,762
Total current liabilities	190,746	231,754
Net current assets	6,810,303	7,409,244

The Company’s primary sources of liquidity were IPO offerings and operating cashflow, and is expected to have more equity offering and continuing cash inflow from operations in the future. The Company does not foresee any factors that would potentially have a material impact on the Company’s liquidity.

Accounts Receivable

Our accounts receivable balance increased by approximately US$67,497 from US$32,411 as of December 31, 2025 to approximately US$99,908 as of June 30, 2026. The accounts receivable balance of US$99,908 as of June 30, 2026 was collected in the third quarter of 2026.

Other receivables and prepaid expenses

Other receivables and prepaid expenses include rental deposits and advance payments made to vendors for certain services. The increase in other receivables and prepaid expenses by approximately US$186,557, or 172.4%, from approximately US$108,215 as of December 31, 2025 to approximately US$294,772 as of June 30, 2026 was mainly due to the increase in advance payments made to vendors.

Amount due from related party

Amount due from related party represented the revenue from providing consulting services to related party. Our amount due from related party decreased by approximately US$79,946, or 100.0%, from approximately US$79,946 as of December 31, 2025. The balance was fully settled during the first half year of 2026.

Accounts payable

Accounts payable mainly represented consulting services fees accrued as Starchain outsourced third-party companies to provide certain services for its corporate management consulting services. Our account payable decreased by approximately US$44,771, or 100.0%, from approximately US$44,771 as of December 31, 2025 to nil as of June 30, 2026. The balance was settled in order to maintain strong relationships and clear communication with suppliers, which supports structured payment plans and avoids disputes that prolong payables.

Deferred revenue

Deferred revenue represented advance payments received from customers before all of the relevant criteria for revenue recognition are met. These payments are non-refundable and are recognized as revenue when performance obligation is satisfied or upon contract expiry. Our deferred revenue decreased by approximately US$6,802 as of June 30, 2026, as compared to December 31, 2025. The decrease was primarily attributable to the recognition of revenue from customer advances as the related performance obligations were satisfied during the period, together with improved billing, collection, and customer-communication processes that reduced delays in customer payments and the accumulation of unapplied customer receipts.

Other payables and accrued liabilities

Our other payables and accrued liabilities mainly include accrued operating expenses and consideration payable in connection with the acquisition of 100% of equity interest in Shine Prosperity. Our other payables and accrued liabilities increased by approximately US$2,227, or 20.2%, from approximately US$11,007 as of December 31, 2025 to approximately US$13,234 as of June 30, 2026. The increase was mainly due to the accrual of compliance fee.

Taxes payable

Taxes payable represented income tax accrued by HF CM. Although HF CM was incorporated in BVI, its income may be recognized by the Hong Kong Inland Revenue Department as being subject to income tax as its operations and management are located in Hong Kong. We accrued this portion of income taxes based on taxable income in an amount of US$4,852 and US$7,920 as of June 30, 2026 and December 31, 2025, respectively. The movement of taxes payable for the six months ended June 30, 2026 at $664 was due from foreign exchange translation.

Cash Flows

Comparison of Six Months ended June 30, 2026 and 2025

The following table sets forth a summary of our cash flows information for the years indicated:

	For the six months ended June 30,
	2026	2025
	US$	US$
	(unaudited)	(unaudited)

Net cash (used in) operating activities	(779,129)	(45,740)
Net cash (used in) investing activities	-	-
Net cash provided by financing activities	-	1,251,732
Net change in cash and cash equivalents	(814,057)	1,176,043
Cash at the beginning of year	7,420,426	2,534,502
Net foreign exchange differences	(34,928)	(29,949)
Cash at the end of year	6,606,369	3,710,545

There are no debt nor short-term obligations other than working capital.

Operating activities

Our cash inflow from operating activities was principally from the revenue from corporate management consulting services and asset management services, while our cash outflow used in operating activities principally consisted of payment of staff costs and employee benefits, rental and office expenses and other operating expenses.

Net cash generated from or used in operating activities reflects our net profit (loss) adjusted for (i) Depreciation charge of our property and equipment; (ii) Gain (loss) on Short-term investment; and (iii) the effects of changes in operating assets and liabilities, which mainly comprised our accounts receivables, other receivables and prepaid expenses, deferred tax assets, accounts payable, other payable and accrued liabilities, deferred revenue and taxes payable.

For the six months ended June 30, 2025, our net cash used in operating activities was approximately US$45,740, comprising (i) a net income of US$363,524 adjusted for non-cash depreciation of US$3,975; (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase in accounts receivable of US$111,362; (b) a decrease in other receivables and prepaid expenses of US$131,459; (c) decrease in deferred tax assets of US$87,846; (d) a decrease in accounts payable of US$65,314; (e) a decrease in other payable and accrued liabilities of US$141,499; (f) a decrease in deferred revenue of US$326,183; and (g) an increase in taxes payable of US$11,814.

For the six months ended June 30, 2026, our net cash used in operating activities was approximately US$779,129,  comprising (i) a net loss of US$553,033 adjusted for non-cash depreciation of US$4,109, amortization of ROU of US$38,800, increase in share issuance recognized as research and development expenses of US$845,780 and reversal of research and development expenses due to unvested restricted shares forfeited of US$788,915; (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase in accounts receivable of US$67,497; (b) a decrease in accounts receivables from related parties of US$79,946; (c) an increase in other receivables and prepaid expenses of US$186,557; (d) an increase in deferred tax assets of US$68,264; (e) a decrease in accounts payable of US$44,771; (f) an increase in other payable and accrued liabilities of US$2,227; (g) a decrease in deferred revenue of US$6,802; and (h) a decrease in lease liabilities of US$34,152.

Investing activities

Our cash generated from investing activities represented the loan to third parties and subsequent settlement.

For the six months ended June 30, 2025, there were no cash generated from investing activities.

For the six months ended June 30, 2026, our cash generated from investing activities was $0, consisting of US$6,320,000 loan to third party, as well as repayment of US$6,320,000 from third party.

Financing activities

For the six months ended June 30, 2025, our cash generated from financing activities was approximately US$1,251,732, consisting of (i) proceeds from issuance of ordinary shares of approximately US$3,000,000; (ii) repayment of loans to HF Holdings of US$1,362,951; and (iii) payment of deferred offering costs of approximately US$385,317.

For the six months ended June 30, 2026, there was no cash generated from financing activities.

Research and Development, Patents and Licenses, etc.

Further to the disclosure under item 4. Information on the Company-B. Business Overview-Intellectual Property.” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, as of the date of this report, the Company has registered three trademarks application with the Intellectual Property Department of Hong Kong, all of which are related to the Company’s name.

Trend Information

Other than as disclosed in this Current Report on Form 6-K and its exhibits, we are not aware of any trends, uncertainties, demands, commitments or events for the current year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Our significant accounting policies are described in Note 2 to our unaudited condensed consolidated financial statements included in this Form 6-K. Among these policies, certain accounting policies and estimates are considered particularly critical to the understanding of our financial condition and results of operations. These policies require management to make judgments, assumptions, and estimates that involve a higher degree of subjectivity and complexity, and that are more likely to materially affect the reported amounts of assets, liabilities, revenues, and expenses.

The management has evaluated its significant accounting policies and estimates and has concluded that none of the estimates used in the preparation of our unaudited condensed consolidated financial statements meet the definition of a critical accounting estimate.

Other than as disclosed elsewhere in this Form 6-K, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.